Exhibit 99.1

KBS Fashion Group Limited Announces First Half 2015 Financial Results

SHISHI, China, Dec. 16th, 2015 /PRNewswire/ — KBS Fashion Group Limited ("KBS" or the "Company") (NASDAQ: KBSF), a leading fully-integrated casual menswear company in China, today announced its unaudited financial results for the six month period ended June 30, 2015.

First Half 2015 Financial Highlights

●	Net revenues for the first half of 2015 increased by 3% YoY to $22.4 million, compared to $21.8 million in the prior year period.
●	Gross profit was $6.9 million, or 31% of revenue, compared to $7.4 million, or 34%, in the prior year period.
●	Profit for the period was $1.8 million for first half year ended June 30, 2015, compared to -$0.17 million for the same period in 2014, representing an increase of $2 million. Net margin was 8% for the period ended June 30, 2015, compared to a loss of 7% during the same period last year. Non-GAAP net income, which excludes the provision of the change in fair value of warrants and on-recurring fees related to NASDAQ listing compliance , was $1.8 million compared with $2.2 million for the same period last year.
●	Net income attributable to the Company per fully diluted share was $0.07, compared to -$0.01 in the prior year period. Non-GAAP net income per fully diluted share, which excludes the provision of the change in fair value of warrants and non-recurring fees related to NASDAQ listing compliance, was $0.07 compared with $0.09 for the same period last year.

Mr. Keyan Yan, Chairman and CEO of the Company commented, During 2015, we adjusted our strategy for capturing the changing trends of the Chinese consumer market by focusing our sales efforts to the new fast growing smaller regional cities instead of the larger capital cities. Part of this strategy has been the selective gradual closing of corporate stores and increase of wholesaling to online shops and multi-brand stores. The objective is for the remaining corporate stores to serve as show rooms for distributors and customers.

We are pleased to comment that only in the first half of 2015 the Company contracted six new wholesale customers and two new distributors which helped offset the reduction of sales due to the closing of our corporate stores in the first half of the year 2015. While the profitability of whole company was a bit lower than same period of 2014, because of the lower profit margin of wholesales to online and multi-brand stores, the company’s expectation is that its adjusted strategy will eventually increase significantly sales in the medium term.

Mr. Yan continued, "Additionally, we invested significantly in expanding our R&D department by employing more R&D staff and appointing third party design to improve the Company’s brand name and penetration to our targeted markets.

Finally, the second stage of construction of our new manufacturing facilities located in Taihu, Anhui province is making good progress and is expected to be completed shortly. The new factory, will have an annual production capacity of five million articles of clothing, and will operate with state of art manufacturing machinery will provide services to several well-known brands as one of their original design manufacturing ("ODM") suppliers.”

Mr Yan added, “The completion of KBS manufacturing factory will be the most important milestone in the Company’s history, .which will allow us to best position the Company for taking advantage of the rising demand for the provision of third party manufacturing services from regional and international customers.”

"We expect our revenue to grow in the second half of 2015 and we believe we are on track to deliver profits in excess of $3.7 million for 2015, excluding the provision of the change in fair value of warrants and our non-recurring fees related to our recent transactions.

First Half 2015 Results

Revenue

A breakdown of revenue, percentage of revenue and percentage of gross margin by segment is as follows:

By business	Distribution network		Corporate stores		ODM		Consolidated
			Half Year	Half Year	Half Year	Half	Half Year	Half Year
	Half Year	Half Year	ended	ended	ended	Year	ended	ended
	ended June	ended June	June 30,	June 30,	June 30,	ended	June 30,	June 30,
	30, 2015	30, 2014	2015	2014	2015	June 30,	2015	2014

Segment revenue	15,596,894	16,725,536	5,717,874	4,492,585	1,097,568	552,342	22,412,336	21,770,464
% of Sales	70%	77%	26%	21%	5%	3%	100%	100%
Segment gross margins	4,073,063	5,051,475	2,548,225	2,336,647	428,838	155,058	7,050,126	7,543,180
Gross margin rate	26%	30%	45%	52%	39%	28%	31%	35%

Segment sales

For half year ended June 30 2015, total revenue reached approximately $22.4 million, increasing 3% from $21.8 million for half year ended June 30, 2014. The Company reports financial and operating results in three segments: distributor network, corporate stores and ODM.

Distributor Network — Revenue from the Company's distributor network reached approximately $15.6 million for the six month period ended June 30, 2015, a decrease of 7% from $16.7 million in the prior year. The distributor segment accounted for 70% of the total revenue for the period, compared to 77% during previous year. Gross profit margin for the Company's distributor network decreased to 26% from 30% for last year. The gross profit rate decreased due to the increase of wholesaler sales to online customers and mixed-brand stores. The gross profit margin of these parts is usually lower as compared with other segments and it accordingly decreased the general gross profit margin.

The Company's distributor network consisted of 30 distributors in 15 provinces at the six month period ending June 30, 2015. Most of these distributors, either directly or through their sub-distributors, operate KBS-branded stores. As of June 30, 2015, distributors operated a total of 71 KBS-branded stores, primarily in second and third tier cities. KBS products distributed to the fourth and fifth tier cities are primarily sold in multi-branded department stores and online shops.

Corporate Stores — Total revenue for corporate stores for the first half year of 2015 rose to approximately $5.7 million, compared to $4.5 million during the same period last year, representing an increase of 27%. As of June 30, 2015, the Company operated 12 corporate stores, all located in Fujian, compared with 18 stores as of June 30, 2014.

The corporate stores segment contributed 26% of total revenue, compared to 21% in year 2014. Gross profit margin for the Company's corporate stores was 45%, compared to 52% in year 2014. This margin compression is primarily due to the store composition as more of the Company's remaining corporate stores are located in shopping malls which tend to be more promotional than freestanding stores. Additionally, because we closed some corporate stores and their inventory was sold at promotion price, and also we did some promotion in the remaining corporate stores to stimulate sales.

ODM — The ODM segment is comprised of products that are designed and manufactured by the Company and then rebranded and sold by other firms. Revenue from the ODM segment increased by 100% to $1.1 million for first half year ended June 30, 2015, compared to $0.5 million during the same period last year. Gross profit margin increased to 39% from 28% of half year 2014.

 Cost of sales and gross profit rate

Cost of sales was $15.5 million for first half year of 2015, increased by 7% from $14.4 million in the prior year period. Gross profit for year for first half year of 2015 was $6.9 million, compared to $7.4 million in half year of 2014. Due to the decreased unit price of distributor network to online shops and mixed-brand stores in first half year 2015, the gross profit rate decreased from 35% in the first half year of 2014 to 31% in the first half year 2015.

Administrative expenses

Administrative expenses decreased by $0.65 million, or 38%, to $1.02 million for first half year ended June 30, 2015, from $1.68 million for the prior year period. The decrease of $0.65 million was mainly due to the reduction of closed corporate stores expenses including staff salary, rental expense and other corporate stores expense.

Distribution and selling expenses

Selling and distribution expenses increased by $0.98 million, or 39%, to $3.5million for first half year ended June 30, 2015, from $2.5 million for the prior year period. Selling expenses accounted for 15% of total revenue, compared to 12% for the same period last year. The increase in selling expenses was mainly due to the increase in advertisement expense for 2015.

Change in fair value of warrant liabilities

As management of KBS estimated that the fair value of warrant on June 30, 2015 was $1,784 based on Black Scholes Model, therefore the change in fair value of warrant liabilities for the first half of 2015 was -$13,603 compared to $2.4 million for the six months ended June 30, 2014. The decrease was primary attributable to the additional provision for the change in fair value of warrants of $2.4 million due to consummation of the merger transaction with Hongri International Holdings Limited which significantly increased the valuation of the outstanding warrants.

Profit for the year

Profit for the year was $1.8 million for the first half year ended June 30, 2015, compared to -$0.17 million for the same period in 2014, representing an increase of $2 million . Net margin was 8% for the six months ended June 30, 2015, compared to loss of 7% during the same period last year.

Non-GAAP net income, which excludes the provision of the change in fair value of warrants and on-recurring fees related to NASDAQ listing compliance , was $1.8 million for the first half year ended June 30, 2015compared with $2.2 million for the same period last year.

Net income attributable to the Company per fully diluted share was $0.07, compared to -$0.01 in the prior year period. Non-GAAP net income per fully diluted share, which excludes the provision of the change in fair value of warrants and non-recurring fees related to NASDAQ listing compliance, was $0.07 compared with $0.09 for the same period last year.

Cash and Cash Equivalents

Our cash and cash equivalents balance was $32.14 million at the period ended June 30, 2015, compared with $48.2 million for the same period last year, representing a decrease of $16 million, or 33%. The reduction of cash was mainly due to the investment in our new factory in Taihu city, Anhui in 2014 ..

Business Outlook

For fiscal year 2015, the Company expects its net revenues to range between $50 million and $60 million, representing similar sales of the prior year. The Company projects its non-GAAP net income to be between $3.7 million and $4.5 million, which is similar to the net profit of year 2014. This projection excludes the change in fair value of warrants and non-recurring fees related to the Company's recent transactions and NASDAQ listing compliance. These forecasts reflect the management's current and preliminary view on the market and operational conditions, which is subject to change.

About KBS Fashion Group Limited

Headquartered in Shishi, China, KBS Fashion Group Limited, through its subsidiaries, is engaged in the business of designing, manufacturing, selling and distributing its own casual menswear brand, KBS, through a network of 83 KBS stores and over a number of multi-brand stores. To learn more about the Company, please visit its corporate website at www.kbsfashion.com.

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of KBS Fashion Group Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are "forward-looking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Mr. Themis Kalapotharakos
Director
T: +306932284718
E: Themis.Kalapotharakos@RemiMaritime.com

Ms. Lisa Tu
CFO (Chief Financial Officer)
T: +86 15859722469
E:lingsantu@hotmail.com

www.kbsfashion.com

KBS Fashion Group Limited

Unaudited Consolidated Statements of Comprehensive Income

For the Six Months ended June 30, 2015 and 2014

(Stated in US dollars)

	2015	2014
	USD	USD

Revenue	22,412,336	21,770,314
Cost of sales	(15,508,854)	(14,361,607)
Gross profit	6,903,481	7,408,708
GP ratio	31%	34%

Other income	112,322	184,884
Other gains and losses	2,619	(77,629)
Distribution and selling expenses	(3,523,158)	(2,525,098)
Administrative expenses	(1,025,058)	(1,678,903)
Operating profit	2,470,207	3,311,961

Finance costs	-	(23,630)
Change in fair value of warrant liabilities	13,603	(2,379,036)
Profit before tax	2,483,809	909,296

Income tax expense	(630,782)	(1,079,232)
Profit for the year	1,853,027	(169,937)

Other comprehensive income
Currency translation differences	1,132,438	2,021,190
Total comprehensive income	2,985,465	1,851,253

Attributable to:
Owner of the Company	2,985,465	1,851,253
Minority interests	-	-

Outstanding shares	25,418,537	25,418,537

Profit per share - basic and diluted	0.07	-0.01

NON-GAAP Profit per share-basic and dilluted	0.07	0.09

KBS Fashion Group Limited

Unaudited Consolidated Statements of Financial Position
For the Period ended June 30, 2015 (Stated in US dollars)

	2015/06/30	2014/06/30
Current assets
Cash and cash equivalents	32,143,049	48,240,524
Trade and other receivables	38,531,466	24,544,088
Related parties receivables	-	(35,076)
Inventories	1,289,408	736,197
Subsidies prepaid to distributors	-	87,765
Prepayments and premiums under operating leases	178,147	471,580
Prepaid lease payments	-	17,399

Total current assets	72,142,070	74,062,477

Non-current assets
Prepayments and premiums under operating leases	3,029,654	2,952,006
Prepayment for construction of new plant	-	-
Prepayment for acquisition of land use right	6,415,350	6,409,689
Construction in progress	23,286,816	16,655,666
Property, plant and equipment	9,283,747	10,322,569
Prepaid lease payments	738,449	737,757
Deferred tax asset	495,882	-
Total non-current assets	43,249,898	37,077,687

Total assets	115,391,968	111,140,164

Current liabilities
Short-term loans	-	-
Trade and other payables	4,707,042	5,681,651
Related parties payables	565,587	6,346,654
Income tax payable	2,421,309	308,499
Total current liabilities	7,693,939	12,336,804

Warrant liabilities	1,784	5,811,476

Total liabilities	7,695,723	18,148,280

Equity
Common stock	2,542	2,542
Additional paid-in capital	265,064	1,041,270
Capital reserve	5,359,815	-
Surplus reserve	5,815,492	5,063,906
Retained earnings	90,836,499	80,227,767
Foreign currency translation reserve	5,416,833	6,656,400
Total equity	107,696,245	92,991,884

Total liabilities and equity	115,391,968	111,140,164

KBS Fashion Group Limited

Unaudited Consolidated Statements of Cash flow

For the Six Months ended June 30, 2015 and 2014

USD

	2015	2014
	USD	USD
Operating activities
Profit before tax	1,853,027	(169,937)
Adjustments for: adjust statutory reserve for year 2013		(2,585,285)
Finance costs	(48,513)	23,630
change in fair value of warrant liabilities	(13,603)	2,379,036
Interest income	(29,356)	(69,373)
Bad debt allowance	-	-
Depreciation of property, plant and equipment	1,134,812	905,993
Amortisation of prepaid lease payments	8,048	11,509
Amortisation of subsidies prepaid to distributors	534,859	(82,976)
Amortisation of prepayments and premiums under operating leases	(791,209)	647,480
Provision (Reversal) of inventory obsolescence	(88)	(1,858)
Loss (gain) on disposal of property, plant and equipment	-	-
Deferred income tax	-	-
Operating cash flows before movements in working capital	2,647,976	1,058,219

(Increase) / Decrease in trade and other receivables	985,037	5,946,755
(Increase) / Decrease in related parties receivables	155,178	35,076
(Increase) / Decrease in inventories	(495,851)	(69,256)
Increase / (Decrease) in trade and other payables	(820,116)	1,225,525
Increase / (Decrease) in related parties payables	(240,670)	557,612
Cash generated from operations	(416,422)	7,695,712

Income taxes paid	(634,770)	(3,666,339)
Net cash from operating activities	1,596,784	5,087,592

Investing activities
Interest received	29,356	69,373
Prepayments and premiums paid under operating leases	1,046,234	(450,151)
withdraw the prepayments and premiums paid under operating leases	-	-
Subsidies prepaid to distributors	-	631,469
Prepayment for construction of new plant	8,894,262	(198,874)
Prepayment for acquisition of land use right	-	-
Purchase of property, plant and equipment and construction in process	(295,727)	(645,377)
Prepayment on prepaid lease payments	-	-
Proceeds on disposal of property, plant and equipment	-	-
Net cash used in investing activities	9,674,125	(593,560)

Financing activities
Waiver of payable to Bay Peak	-	-
Interest paid	48,513	(23,630)
New bank loans raised	-	-
Repayment of borrowings	-	(1,968,213)
Reverse acquisition	-	(6,177)
Net cash used in financing activities	48,513	(1,998,020)

Net increase in cash and cash equivalent	11,319,422	2,496,012
Effects of currency translation	219,043	2,044,424

Cash and cash equivalents at beginning of year	20,604,583	43,700,087

Cash and cash equivalents at end of year	32,143,049	48,240,523

KBS Fashion Group Limited

Reconciliation of IFRS profit to non-GAAP profit

For the Six Months ended June 30, 2015 and 2014

(Stated in US dollars)

	Six months ended June 30
	2015		2014
	USD		USD
	Unaudited	EPS	Unaudited	EPS
Profit for the period	$1,853,027	$0.07	$-169,937	$-0.01
Change in fair value of warrants	13,603		-2,379,036
Non-GAAP profit for the period	$1,839,424	$0.07	$2,209,099	$0.09

No. of shares outstanding	25,417,329		25,417,329

Non-GAAP Financial Measures:

This press release contains certain non-GAAP financial measures. A reconciliation of these non-GAAP measure to their nearest comparable GAAP measure is included in the above table. As described more fully below, we believe the use of non-GAAP measures is an additional useful method of evaluating our financial condition and results of operations The non-GAAP financial measures disclosed should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the expected results calculated in accordance with GAAP and reconciliations to those expected results should be carefully evaluated. The non-GAAP financial measures we use may be calculated differently from, and therefore may not be comparable to similarly titled measures used by other companies.

Management uses this information to measure performance over time on a consistent basis and to identify trends related to the Company's financial condition and results of operations. Management believes that these non-GAAP measures provide investors with information regarding the underlying performance of the company's core business operating results.